AMENDED AND RESTATED
                           EXPENSE DEFERRAL AGREEMENT


         THIS AMENDED AND RESTATED AGREEMENT dated as of ____________, 1999 by and between UNDISCOVERED MANAGERS FUNDS, a Massachusetts business trust (the "Trust"), on behalf of its ______________________________ Fund series (the
"Series"), and UNDISCOVERED MANAGERS, LLC, a Delaware limited liability company (the "Manager"), amends and restates the Expense Deferral Agreement dated __________________ (the "Original Agreement") by and between the Trust and the Manager.

         WHEREAS, the Manager has been appointed the investment adviser of the Series pursuant to a Management Agreement dated ______________________ between the Trust and the Manager relating to the Series (the "Management Agreement"); and

         WHEREAS, the Trust and the Manager desire to amend and restate the arrangements described in the Original Agreement relating to certain expenses of the Series;

         NOW, THEREFORE, the Trust and the Manager hereby agree as follows:

         1. The Manager agrees, subject to Section 2 hereof, to (i) reduce the fees payable to it under the Management Agreement (but not below zero) and (ii) pay any operating expenses of the Series, to the extent necessary to limit the operating expenses of the Series (exclusive of brokerage costs, interest, taxes, dividends payable with respect to securities sold short, if any, and extraordinary expenses) to the annual rate (as a percentage of the average daily net assets attributable to each class of shares of the Series) of _____ percent for the Series' Institutional Class shares, _____ percent for the Series' Investor Class shares and ___ percent for the Series' Class C shares.

         2. The Series agrees to pay to the Manager (i) the amount of fees that, but for Section 1 hereof, would have been payable by the Series to the Manager pursuant to the Management Agreement and (ii) the amount of the operating expenses of the Series that the Manager paid pursuant to Section 1 hereof (collectively, "Deferred Fees and Expenses"), subject to the limitations provided in this Section 2. Such repayment shall be made monthly, but only if the operating expenses of the Series (exclusive of brokerage costs, interest, taxes, dividends payable with respect to securities sold short, if any, and extraordinary expenses), without regard to such repayment, are at an annual rate (as a percentage of the average daily net assets attributable to each class of shares of the Series) of less than ______ percent for the Series' Institutional Class shares, ______ percent for the Series' Investor Class shares and ______ percent for the Series' Class C shares. Furthermore, the amount of Deferred Fees and Expenses paid by the Series in any month with respect to a class of shares shall be limited so that the sum of (a) the amount of such payment and (b) the other operating expenses of the

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Series  with  respect to such class of shares  (exclusive  of  brokerage  costs, interest, taxes, dividends payable with respect to securities sold short, if any and extraordinary expenses) do not exceed the foregoing annual percentage rate applicable to such class of shares.

         Deferred Fees and Expenses with respect to the period from __________, 1999 through August 31, 2000 and with respect to any future fiscal year of the Trust shall not be payable by the Series with respect to a class of shares to the extent that the amounts payable by the Series with respect to such class of shares pursuant to the immediately preceding two sentences during the period ending three years after the end of the fiscal year in which such Deferred Fees and Expenses are incurred are not sufficient to pay such Deferred Fees and Expenses; and Deferred Fees and Expenses with respect to the Trust's fiscal years ended August 31, 1998 and August 31, 1999 and any Deferred Fees and Expenses with respect to the period from September 1, 1999 through ___________, 1999 shall not be payable by the Series with respect to a class of shares to the extent that the amounts payable by the Series with respect to such class of shares pursuant to the immediately preceding two sentences during the period ending two years after the end of the fiscal year in which such Deferred Fees and Expenses are incurred are not sufficient to pay such Deferred Fees and Expenses. In no event will the Series be obligated to pay any fees waived or deferred by the Manager with respect to any other series of the Trust.

         3. The initial term of this Agreement (the "Initial Term") shall be for a period commencing on the date first above written and ending on December 31, 2000. This Agreement shall be renewed automatically for successive periods of one year after the Initial Term, unless written notice of termination is provided by the Manager to the Trust not less than 10 days prior to the end of the then-current term. No such termination by the Manager shall affect the obligation (including the amount of the obligation) of the Series to repay amounts of Deferred Fees and Expenses with respect to periods prior to the date of such termination.

         4. A copy of the Agreement and Declaration of Trust establishing the Trust is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this Agreement is executed with respect to the Series on behalf of the Trust by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this Agreement are not binding upon any of the trustees, officers or shareholders individually but are binding only upon the assets and property belonging to the Series.


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         IN WITNESS WHEREOF,  the parties hereto have executed this Agreement as of the date first above written.


                                           UNDISCOVERED MANAGERS FUNDS


                                           By ____________________________
                                              Mark P. Hurley, President


                                           UNDISCOVERED MANAGERS, LLC


                                           By __________________________
                                              Mark P. Hurley, President and CEO

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